Exhibit (a)(5)(B)

This case has been designated as an eFiling case. To review a copy of the

Notice of Mandatory eFiling visit www.oakgov.com/clerkrod/efiling.

STATE OF MICHIGAN
OAKLAND COUNTY CIRCUIT COURT
THOMAS CARNEVALE, Individually and on	Case No. 2014- 138228-CB
Behalf of All Others Similarly Situated,	CLASS ACTION JUDGE ALEXANDER
Plaintiff,
COMPLAINT BASED UPON BREACH
vs.	OF FIDUCIARY DUTIES
VALASSIS COMMUNICATIONS, INC.,	Business Court case per MCR 2.112 (o)
HARLAND CLARKE HOLDINGS CORP., V
ACQUISITION SUB, INC., JOSEPH B.
ANDERSON, JR., KENNETH V. DARISH,
ROB MASON, ROBERT L. RECCHIA,
THOMAS J. REDDIN, ALAN F. SCHULTZ,
WALLACE SNYDER, LUIS A. UBIÑAS and
FAITH WHITTLESEY,
Defendants.
/
ATTORNEYS FOR PLAINTIFF
THE MILLER LAW FIRM, P.C.	ROBBINS GELLER RUDMAN & DOWD LLP
E. POWELL MILLER (P39487)	RANDALL J. BARON
MARC L. NEWMAN (P51393)	A. RICK ATWOOD, JR.
950 W. University Drive, Suite 300	DAVID T. WISSBROECKER
Rochester, MI 48307	EDWARD M. GERGOSIAN (P35322)
Telephone: 248/841-2200	655 West Broadway, Suite 1900
248/652-2852 (fax)	San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of Valassis Communications, Inc. (“Valassis” or the “Company”) common stock against Valassis, the members of Valassis’s Board of Directors (the “Board”), Harland Clarke Holdings Corp. (“Parent”) and V Acquisition Sub, Inc. (“Merger Sub” and with Parent, “Harland”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of Valassis by Harland through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Valassis is headquartered in Livonia, Michigan, and is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. On December 18,2013, Valassis and Harland jointly announced that they had on that date entered into a definitive merger agreement (the “Merger Agreement”) under which Harland will acquire the Company (the “Announcement”). Under the terms of the Merger Agreement, Harland will acquire Valassis for $34.04 per share in cash. Harland will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock for $34.04 per share in cash no later than January 8, 2014 (the “Tender Offer”). The Tender Offer will expire the twentieth business day following commencement of the offer. Upon completion of the transaction, Valassis will be a wholly owned subsidiary of Harland. Defendants are working quickly to consummate the deal; absent judicial intervention, the acquisition is expected to close in early February 2014.

3. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Valassis to Harland on terms preferential to defendants and other Valassis insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management who hold over 3.1 million Valassis shares, or approximately 7.7% of the Company’s outstanding stock. The Board and other company insiders seek liquidity for their illiquid holdings in Valassis stock, and the Proposed Acquisition offers significant liquidity for their illiquid Valassis shares. If the Proposed Acquisition closes, the Board and management will receive over $107.8 million from the sale of their otherwise illiquid Valassis holdings. Thus Board members are conflicted and serving their own financial interests rather than those of Valassis’s other shareholders.

4. The Proposed Acquisition price of $34.04 per share drastically undervalues the Company’s prospects. Valassis common stock traded as high as $31.66 as recently as October 22, 2013, and the Tender Offer price provides a meager 7.5% premium from that high. Moreover, Valassis recently announced a restructuring plan. On October 24, 2013, defendant Rob Mason (“Mason”), Valassis’s President and Chief Executive Officer (“CEO”), told the market that “‘[w]e are executing our plan to strategically refocus, restructure and right-size our company .... We project this plan will deliver approximately $28 million in annualized cost savings, putting our company in a better position to jumpstart and accelerate growth moving forward.’”

5. In other words, the Proposed Acquisition has been timed to permit Harland to take advantage of a temporary decline in Valassis’s business, and offers little to Valassis’s shareholders for the control of a company poised for significant future growth.

6. The Proposed Acquisition price fails to recognize the value of Valassis to Harland. The combination of Harland and Valassis will create a leader in the transaction services, media delivery services, consumer and business direct and education solutions industries with approximately $3.3 billion in combined revenues. The combined entity will have deep and tenured customer relationships with the largest financial, consumer products and retail institutions worldwide, offering them a robust portfolio of innovative products and services.

7. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Valassis’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to the controlling shareholders’ goals of liquidity, as well as to Harland.

8. To protect against the threat of alternate bidders out-bidding Harland after the Announcement, defendants implemented preclusive deal protection devices to guarantee that Harland will not lose its preferred position. First, pursuant to the Merger Agreement, Harland will commence the Tender Offer shortly. The initial offer period of the Tender Offer will expire as soon as 20 business days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Valassis and Harland have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

9. In addition, defendants agreed to specific deal protection devices which effectively preclude any competing bids for Valassis. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include:

(a) a “no-solicitation” or “no-shop” provision that precludes Valassis from providing confidential company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(b) an illusory “fiduciary out” for the no-shop provision that requires the Company to provide Harland with advance notice before providing any competing bidder with any confidential company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential company information;

(c) an “information rights” provision that requires the Company to provide Harland with confidential, non-public information about competing proposals which Harland can then use to formulate a matching bid;

(d) a “matching rights” provision that requires Valassis to provide Harland with the opportunity to match any competing proposal; and

(e) a termination and expense fee provision that requires the Company to pay Harland $55 million if the Proposed Acquisition is terminated in favor of a superior proposal.

10. In pursuing the unlawful plan to sell Valassis, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

11. Instead of attempting to obtain the highest price reasonably available for Valassis for its shareholders, defendants tailored the terms of the Proposed Acquisition to meet the specific needs of the Company’s insiders and Harland. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Valassis to Harland and Harland only, on terms preferential to Harland and to aggrandize the financial interests of the Company’s insiders at the expense of plaintiff and Valassis’s public stockholders.

12. Defendants are moving quickly to consummate the Proposed Acquisition. According to the Merger Agreement, the Tender Offer will commence and close shortly. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

13. This Court has jurisdiction over Valassis because Valassis conducts business in Michigan, is a citizen of Michigan and is incorporated in Delaware. Valassis has its principal place of business at 19975 Victor Parkway, Livonia, Michigan 48152.

14. Venue is proper in this Court under MCL §600.162l(a) because at least one defendant resides and/or has a place of business in this County.

THE PARTIES

15. Plaintiff Thomas Carnevale is, and at all times relevant hereto was, a shareholder of Valassis.

16. Defendant Valassis is a Delaware corporation headquartered in Livonia, Michigan. Defendant Valassis is sued herein as an aider and abettor.

17. Defendant Parent is headquartered in San Antonio, Texas, and is a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc. Defendant Parent is sued herein as an aider and abettor.

18. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Parent. Defendant Merger Sub is sued herein as an aider and abettor.

19. Defendant Mason is and has been at all relevant times Valassis’s CEO and a member of the Board.

20. Defendant Robert L. Recchia is and has been at all relevant times Valassis’s CFO and a member of the Board.

21. Defendant Alan F. Schultz is and has been at all relevant times Valassis’s Chairman and a member of the Board. Until 2012, defendant Shultz was also Valassis’s President and CEO.

22. Defendant Joseph B. Anderson, Jr. is and has been at all relevant times a member of the Board.

23. Defendant Kenneth V. Darish is and has been at all relevant times a member of the Board.

24. Defendant Thomas J. Reddin is and has been at all relevant times a member of the Board.

25. Defendant Wallace Snyder is and has been at all relevant times a member of the Board.

26. Defendant Luis A. Ubiñas is and has been at all relevant times a member of the Board.

27. Defendant Faith Whittlesey is and has been at all relevant times a member of the Board.

28. The defendants named above in ¶¶19-27 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action individually and as a class action on behalf of all holders of Valassis stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

30. This action is properly maintainable as a class action and is not removable.

31. The Class is so numerous that joinder of all members is impracticable. According to Valassis’s U.S. Securities and Exchange Commission (“SEC”) filings, there are more than 38.4 million shares of Valassis common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

32. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether defendants are unjustly enriching themselves and other insiders or affiliates of Valassis;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f) whether the defendants failed to disclose material information to shareholders in connection with the potential transaction, or aided and abetted therein; and

(g) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

33. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

34. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

36. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

37. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES AND

THE “ENTIRE FAIRNESS” STANDARD

38. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control; or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

39. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Valassis, are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

40. Specifically, in any situation where a controlling shareholder’s conflicting interests, including a goal of liquidity, causes it to compete with minority shareholders for consideration, the entire fairness standard is implicated, and the defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

41. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.

42. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

43. To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the Board discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price. Because the Company’s officers and directors hold significantly divergent interests from the minority shareholders, the burden to prove the entire fairness of the Proposed Acquisition will remain with defendants.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

44. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

45. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

46. Valassis is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. Valassis, based in Livonia, Michigan, provides direct-marketing products, including coupon dispensers in grocery aisles, newspaper inserts, social media promotions and online display advertising. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients’ most valuable shoppers, offering unparalleled reach and scale. Valassis subsidiaries include Brand.net, a Valassis Digital Company, and NCH Marketing Services, Inc. RedPlum® is its consumer brand. Its signature Have You Seen Me?® program delivers hope to missing children and their families.

47. Harland delivers to multiple industries a portfolio of products and services designed to optimize customer relationships and generate revenue. Its business units have long been recognized as leading providers of best-in-class payment solutions, marketing services, data capture, and analytics – delivered through multiple channels, including online, digital print technology, mobile, and phone. Harland’s portfolio offers retail products, high-value transactional print and electronic documentation, security solutions, and business intelligence. Its skills in capturing, managing, analyzing, and delivering data measurement and assessment information, through both print and digital channels, support decision-making and improved outcomes for organizations worldwide. Harland serves the financial, insurance and investment services industries, as well as education, big-box retailing, accounting software, commercial, government, and franchising. Its clients, including more than 8,500 financial institutions, range in size from major corporate brands and trade associations, to state and local governments, small businesses and individual consumers. Harland is a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc.

48. On December 18, 2013, Valassis and Harland jointly announced that they had entered into the Merger Agreement under which Harland will acquire the Company for $34.04 per share in cash. Harland will commence the Tender Offer to acquire all of the outstanding shares of the Company’s common stock for $34.04 per share in cash no later than January 8, 2014. The Tender Offer will expire the twentieth business day following commencement of the offer. Upon completion of the transaction, Valassis will be a wholly owned subsidiary of Harland. Defendants are working quickly to consummate the deal; absent judicial intervention, the acquisition is expected to close in early February 2014.

49. The press release announcing the Proposed Acquisition states in pertinent part:

Harland Clarke Holdings Corp. to Acquire Valassis

for $34.04 per Share in Cash

Combination Will Create Leading Diversified Global Transaction and Marketing

Services and Media Delivery Company

… Harland Clarke Holdings Corp., a leading provider of best-in-class integrated payment solutions and marketing services, and Valassis, a leader in intelligent media delivery, today announced that they have entered into a definitive merger agreement under which Harland Clarke Holdings will acquire Valassis.

Under the terms of the agreement, Harland Clarke Holdings, a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc., will acquire all of the outstanding shares of Valassis for $34.04 per share in cash, representing a transaction value of approximately $1.84 billion. The transaction, which was unanimously approved by both the Valassis and Harland Clarke Holdings Boards of Directors, will be effected through a tender offer by a subsidiary of Harland Clarke Holdings for all of the shares of Valassis, followed by a merger of the acquisition subsidiary with and into Valassis.

The combination of Harland Clarke Holdings Corp. and Valassis will create a leader in the transaction services, media delivery services, consumer and business direct and education solutions industries with approximately $3.3 billion in combined revenues. The combined entity will have deep and tenured customer relationships with the largest financial, consumer products and retail institutions worldwide, offering them a robust portfolio of innovative products and services.

“The acquisition of Valassis is transformational for Harland Clarke Holdings, enabling us to further diversify our portfolio and expand our client base of more than 15,000 client accounts,” said Chuck Dawson, Chief Executive Officer of Harland Clarke Holdings Corp. “We respect Valassis’ proven ability to effectively and intelligently deliver media campaigns for our country’s largest advertisers and marketers. This is a strong complement to Harland Clarke Holdings’ capabilities in managing customer relationships for the world’s largest financial institutions, the most respected big-box retailers, as well as educational and governmental organizations worldwide. This acquisition will leverage each company’s respective best practices and result in significant operating efficiencies to provide even more effective services to our world-class global customer base.”

“After careful analysis and evaluation of a range of strategic and value-enhancing opportunities, our Board of Directors has determined that this transaction is in the best interest of Valassis and our stockholders,” said Alan F. Schultz, Non-Executive Chairman of the Valassis Board of Directors. “The transaction provides Valassis stockholders with a significant and immediate cash premium for their shares.”

Rob Mason, President and Chief Executive Officer of Valassis, said, “Under Harland Clarke Holdings, we expect to create a company that is stronger than our individual businesses, which will allow us to pursue our vision of intelligent media delivery while continuing to strengthen our company’s award-winning culture. Harland Clarke Holdings is the right owner for Valassis and has the expertise and resources to accelerate our continued evolution and innovation that will benefit our associates and Valassis’ more than 15,000 clients.”

Harland Clarke Holdings will finance the acquisition with cash on hand and new borrowings and has received committed financing from Credit Suisse, BofA Merrill Lynch and Citigroup Global Markets Inc. to complete the transaction. Prior to the closing of the transaction, Harland Clarke Holdings Corp. may elect to conduct a tender offer for Valassis’ 6 5/8% Senior Notes due 2021 and may solicit consents from the holders of such notes to waive the requirement of making a change in control offer after the closing of the transaction as otherwise required under the indenture for such notes. However, the acquisition is not conditioned upon the completion of or any minimum acceptance in these transactions relating to the Valassis bonds. To the extent any of the notes are not acquired in such tender offer and the change of control offer requirement is not waived pursuant to a consent solicitation, Valassis will be required, either before or after the closing of the transaction but subject to such closing, to make a change of control offer at 101% of par value (plus accrued and unpaid interest) to the holders of such notes.

Valassis’ Board of Directors has recommended that its stockholders tender their shares in the transaction. The transaction, which is expected to close in the first quarter of 2014 and after Valassis pays the previously announced January 15, 2014 dividend, is subject to the satisfaction of customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of the majority of shares of Valassis stock. Immediately following the closing of the tender offer for the Valassis shares, the acquisition subsidiary will merge with and into Valassis, with any non-tendering holders of Valassis shares receiving the same consideration.

As a result of the tender offer for the Valassis shares and the merger, Valassis will become a privately-held, wholly owned subsidiary of Harland Clarke Holdings and its common stock will cease trading on the NYSE. Until the transaction is complete, both Valassis and Harland Clarke Holdings Corp. will continue to operate as separate companies.

In light of this transaction, Valassis will not provide earnings guidance going forward. Valassis will not issue its previously announced 2014 guidance or host the conference call scheduled for Wednesday, December 18, 2013.

BofA Merrill Lynch is serving as lead financial advisor, The Raine Group is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Harland Clarke Holdings Corp. Cleary Gottlieb Steen & Hamilton LLP is serving as legal advisor to Harland Clarke Holdings for the financing. J.P. Morgan is serving as financial advisor to Valassis and Kirkland & Ellis LLP and McDermott Will & Emery LLP are serving as legal advisors to Valassis for the transaction. Latham & Watkins LLP is serving as legal advisor to the financing sources for Harland Clarke Holdings on the transaction.

50. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Valassis to Harland on terms preferential to defendants and other Valassis insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management who hold over 3.1 million Valassis shares, or approximately 7.7% of the Company’s outstanding stock. The Board and other company insiders seek liquidity for their illiquid holdings in Valassis stock, and the Proposed Acquisition offers significant liquidity for their illiquid Valassis shares. If the Proposed Acquisition closes, the Board and management will receive over $107.8 million from the sale of their otherwise illiquid Valassis holdings. Thus Board members are conflicted and serving their own financial interests rather than those of Valassis’s other shareholders.

51. From the Proposed Acquisition, Valassis’s officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units and restricted shares, all of which shall, upon completion of the transaction, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions more dollars in change-of-control payments.

52. The Proposed Acquisition price of $34.04 per share drastically undervalues the Company’s prospects. Valassis common stock traded as high as $31.66 as recently as October 22, 2013, and the Tender Offer price provides a meager 7.5% premium from that high. Moreover, Valassis recently announced a restructuring plan. On October 24, 2013 defendant Mason, Valassis’s President and CEO, told the market that ‘“[w]e are executing our plan to strategically refocus, restructure and right-size our company.… We project this plan will deliver approximately $28 million in annualized cost savings, putting our company in a better position to jumpstart and accelerate growth moving forward.”’

53. In other words, the Proposed Acquisition has been timed to permit Harland to take advantage of a temporary decline in Valassis’s business, and offers little to Valassis’s shareholders for the control of a company poised for significant future growth.

54. The Proposed Acquisition price fails to recognize the value of Valassis to Harland.

The combination of Harland and Valassis will create a leader in the transaction services, media delivery services, consumer and business direct and education solutions industries with approximately $3.3 billion in combined revenues. The combined entity will have deep and tenured customer relationships with the largest financial, consumer products and retail institutions worldwide, offering them a robust portfolio of innovative products and services.

55. As Chuck Dawson, CEO of Harland Clarke Holdings Corp., noted about the value of Valassis to Harland, ‘“The acquisition of Valassis is transformational for Harland Clarke Holdings, enabling us to further diversify our portfolio and expand our client base of more than 15,000 client accounts.… We respect Valassis’ proven ability to effectively and intelligently deliver media campaigns for our country’s largest advertisers and marketers. This is a strong complement to Harland Clarke Holdings’ capabilities in managing customer relationships for the world’s largest financial institutions, the most respected big-box retailers, as well as educational and governmental organizations worldwide. This acquisition will leverage each company’s respective best practices and result in significant operating efficiencies to provide even more effective services to our world-class global customer base.”’

56. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Valassis’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to the controlling shareholders’ goals of liquidity, as well as Harland.

57. To protect against the threat of alternate bidders out-bidding Harland after the Announcement, defendants implemented preclusive deal protection devices to guarantee that Harland will not lose its preferred position. First, pursuant to the Merger Agreement, Harland will commence the Tender Offer shortly. The initial offer period of the Tender Offer will expire as soon as 20 business days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Valassis and Harland have announced their intent to effect the merger, pursuant to recently enacted §251 (h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

58. In addition, defendants agreed to specific deal protection devices which effectively preclude any competing bids for Valassis. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include:

(a) a “no-solicitation” or “no-shop” provision that precludes Valassis from providing confidential Company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(b) an illusory “fiduciary out” for the no-shop provision that requires the Company to provide Harland with advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

(c) an “information rights” provision that requires the Company to provide Harland with confidential, non-public information about competing proposals which Harland can then use to formulate a matching bid;

(d) a “matching rights” provision that requires Valassis to provide Harland with the opportunity to match any competing proposal; and

(e) a termination and expense fee provision that requires the Company to pay Harland $55 million if the Proposed Acquisition is terminated in favor of a superior proposal.

59. In pursuing the unlawful plan to sell Valassis, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

60. Instead of attempting to obtain the highest price reasonably available for Valassis for its shareholders, defendants tailored the terms of the Proposed Acquisition to meet the specific needs of the Company’s insiders and Harland. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Valassis to Harland and Harland only, on terms preferential to Harland and to aggrandize the financial interests of the Company’s insiders at the expense of plaintiff and Valassis’s public stockholders. Plaintiff seeks to enjoin the Proposed Acquisition.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

61. Plaintiff repeats and realleges each allegation set forth herein.

62. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Valassis and have acted to put their personal interests ahead of the interests of Valassis’s shareholders.

63. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

64. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Valassis’s shareholders.

65. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Valassis because, among other reasons:

(a) they failed to properly value Valassis; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

66. Because the Individual Defendants dominate and control the business and corporate affairs of Valassis, and are in possession of private corporate information concerning Valassis’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Valassis, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the detriment of shareholders.

67. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

68. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

69. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition.

70. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

71. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Valassis, Parent and Merger Sub

72. Plaintiff repeats and realleges every allegation set forth herein.

73. Defendants Valassis, Parent and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Valassis, including plaintiff and the members of the Class.

74. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

75. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

76. Valassis, Parent and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

77. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Valassis’s shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: January 8, 2014	THE MILLER LAW FIRM, P.C.
E. POWELL MILLER (P39487)
MARC L. NEWMAN (P51393)
/s/ Marc L. Newman
MARC L. NEWMAN (P51393)
950 W. University Drive, Suite 300
Rochester, MI 48307
Telephone: 248/841-2200
248/652-2852 (fax)

ROBBINS GELLER RUDMAN

  & DOWD LLP

RANDALL J. BARON

A. RICK ATWOOD, JR.

DAVID T. WISSBROECKER

EDWARD M. GERGOSIAN (P35322)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

BRODSKY & SMITH, LLC

EVAN J. SMITH

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

Telephone: 610/667-6200

610/667-9029 (fax)

Attorneys for Plaintiff